# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BOA Acquisition Corp. II, CIK 0002080216
CUSIP: G1R08A1010
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 2600 VIRGINIA AVENUE NW, SUITE T23, MANAGEMENT OFFICE, WASHINGTON, District Of Columbia (DC), 20037
Date of event which requires filing of this statement: 08/05/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001301396

## Reporting persons
- Context Capital Management, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,237,500; sole dispositive power 0; shared dispositive power 1,237,500; aggregate amount beneficially owned 1,236,500 (8.5% of the class)
- Michael S. Rosen: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,237,500; sole dispositive power 0; shared dispositive power 1,237,500; aggregate amount beneficially owned 1,237,500 (8.5% of the class)
- William D. Fertig: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,237,500; sole dispositive power 0; shared dispositive power 1,237,500; aggregate amount beneficially owned 1,237,500 (8.5% of the class)
- Charles E. Carnegie: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,237,500; sole dispositive power 0; shared dispositive power 1,237,500; aggregate amount beneficially owned 1,237,500 (8.5% of the class)
- Context Partners Master Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 1,237,500; sole dispositive power 0; shared dispositive power 1,237,500; aggregate amount beneficially owned 1,237,500 (8.5% of the class)

## Item 1. Issuer
Name of issuer: BOA Acquisition Corp. II
Address of issuer's principal executive offices: 2600 VIRGINIA AVENUE NW, SUITE T23, MANAGEMENT OFFICE, WASHINGTON, DISTRICT OF COLUMBIA, 20037.

## Item 2. Person Filing
Name of person filing:
Context Capital Management, LLC ("LLC")
Michael S. Rosen ("Rosen")
William D. Fertig ("Fertig")
Charles E. Carnegie ("Carnegie")
Context Partners Master Fund, L.P. ("LP")

LLC is the general partner and investment adviser of LP. Rosen, Fertig and Carnegie are the control persons of LLC. The reporting persons are filing this Schedule 13G jointly, but not as members of a group, and each disclaims membership in a group. Each reporting person also disclaims beneficial ownership of the securities reported in this Schedule 13G, except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of LP should not be construed as an admission that it is, and it disclaims that it is, a beneficial owner, as defined in Rule 13d-3 under the Act, of any of the securities covered by this Schedule 13G.
Address of principal business office or, if none, residence:
Context Capital Management, LLC
145 Mason Street, 2nd Floor
Greenwich, CT 06830
Citizenship: See cover page for each reporting person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See items 5-9 and 11 of the cover page for each reporting person.
Percent of class:
See items 5-9 and 11 of the cover page for each reporting person.

The Class A Ordinary shares beneficially owned by the Reporting Persons reported in this Schedule 13G consists of 1,237,500 units (each unit has 1 class A Ordinary share in it) held by the Reporting Persons. The percentages reported in the Schedule 13G are based on 14,596,500 Class A Ordinary shares outstanding as reported by the Issuer in a current report on Form 8-K filed on August 5, 2026.
Sole power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to vote or to direct the vote: See items 5-9 and 11 of the cover page for each reporting person.
Sole power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.
Shared power to dispose or to direct the disposition: See items 5-9 and 11 of the cover page for each reporting person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Statement

## Signatures
- Context Capital Management, LLC: Michael S. Rosen, CEO (08/06/2026)
- Michael S. Rosen: Michael S. Rosen, CEO (08/06/2026)
- William D. Fertig: William D. Fertig, Chairman (08/06/2026)
- Charles E. Carnegie: Charles E. Carnegie, CIO (08/06/2026)
- Context Partners Master Fund, L.P.: Michael S. Rosen, CEO (08/06/2026)